Exhibit 3.590

ENDORSED
FILED
in the office of the Secretary of State
of the State of California
JUL-6 1989 MARCH FONG EU, Secretary of State
ARTICLES OF INCORPORATION
OF
KELLER CANYON LANDFILL COMPANY
ONE: The name of this corporation is Keller Canyon Landfill Company.
TWO: The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.
THREE: The name of this corporation’s initial agent for service of process in the State of California is:
The Prentice-Hall Corporation System, Inc.
FOUR: This corporation is authorized to issue one class of shares of stock which shall be designated Common Stock. The total number of shares of Common Stock which this corporation is authorized to issue is 1,000, each of which shall have a par value of one dollar.
FIVE: The liability of the directors of this corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.
SIX: This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the Corporations Code) for breach of duty to the corporation and its stockholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits on such excess indemnification set forth in Section 204 of the Corporations Code.
Date: July 6, 1989

/s/ Kevin Lutz Kevin Lutz , Incorporator